May 27, 2015

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, D.C. 20549

Attention: Tom Kluck, Legal Branch Chief

Re:	RealBiz Media Group, Inc.

Registration Statement on Form S-1

Filed May 13, 2015

File No. 333-204146

Dear Mr. Kluck:

This letter follows your telephone conversation this date with our counsel, Leslie Marlow, Esq. regarding the referenced registration statement on Form S-1 that was filed by RealBiz Media Group, Inc. on May 13, 2015. Please accept this letter as an amendment to the registration statement to include the delaying amendment language required by Securities and Exchange Commission Rule 473 as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

We appreciate the Commission staff’s comments and request that the staff contact Leslie Marlow, Esq. at (516) 496-2223 telephone or lmarlow@gracinmarlow.com email with any questions or comments.

REALBIZ MEDIA GROUP, INC.

By:     /s/ William Kerby

William Kerby, Chief Executive Officer